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December 19, 2018
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
Attn: Mr. Kenneth Ellington
Re:	Axonic Alternative Income Fund (File Nos. 333-227724 and 811-23385)
Dear Mr. Ellington:
This letter responds to a comment that you provided in a telephonic call that took place on December 19, 2018 in connection with your review of the registration statement on Form N-2 (“Registration Statement”) for Axonic Alternative Income Fund (the “Fund”) filed with the Securities and Exchange Commission (“SEC”) on October 5, 2018 and Pre-Effective Amendment No. 1 to the Registration Statement filed with the SEC on December 17, 2018.  The comment of the SEC staff (“Staff”), followed by the Fund’s response, is set forth below.
1.
Comment:  With respect to the Fund’s investments in the equity tranches of structured finance vehicles, please confirm that the Fund will comply with the requirements of ASC 325-40 and use the effective yield method of accounting.

Response: The Fund confirms that it will comply with the requirements of ASC 325-40 and use the effective yield method of accounting with respect to its investments in the equity tranches of structured finance vehicles.
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Should you have any questions or comments, please contact me at 202.261.3304.

Sincerely,
/s/ Stephen T. Cohen
Stephen T. Cohen